Exhibit 99.1

Enerplus Completes Sale of Certain Assets in Northwest Alberta

CALGARY, June 16, 2016 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) has completed the previously announced sale of certain non-core assets (the "Assets") located in northwest Alberta, including its Pouce Coupe asset, for cash proceeds of approximately $95.5 million. Proceeds from this transaction were used to fully repay the Company's outstanding bank credit facility.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.

CURRENCY AND ACCOUNTING PRINCIPLES

All amounts in this news release are stated in Canadian dollars unless otherwise specified.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 16-JUN-16